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Ticker: Ant meldinger: 25 Fra: 19.12.2

Meldingstype: GENERALFORSAMLINGSINFO Til: 19.12.2

19.12.06 13:35 Marked=OB TOM **MINUTES FROM EXTRAORDINARY GENERAL MEETING** generalforsamlingsinfo 198K

Please find attached the protocol from Tomra Systems ASA`s Extraordinary General Meeting held on Tuesday 19 Dec 2006 at the company`s offices in Drengsrudhagen 2, Asker, Norway.

Asker, 19 Dec 2006
Tomra Systems ASA

07020101

SUPPL

RECEIVED
2007 JAN -5 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

MINUTES OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

An extraordinary general meeting of Tomra Systems ASA was held on 19 December 2006 at the office of the company at Drengsrudhagen 2 in Asker. The following issues were on the agenda:

1. Opening of the meeting. Registration of attending shareholders

The chairman of the board of directors, Jan Chr. Opsahl, opened the general meeting and advised that 51 007 782 shares, corresponding to 29,4 % of the issued shares were represented, whereof 99,9 % by proxy.

A list of the attending shareholders is set out in appendix 1.

2. Election of the chairman of the meeting

Jan Chr. Opsahl was elected to chair the general meeting.

3. Election of a person to sign the minutes together with the chairman of the meeting

Jon Andreas Stenslet was elected to sign the minutes together with the chairman of the meeting.

4. Approval of the notice of the meeting and the agenda

The notice of the meeting and the agenda were approved.

5. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding reduction of the share capital by amortisation of treasury shares - amendment to company by-laws:

"The share capital of the company is to be reduced by NOK 8.951.647 by amortisation of 8.951.647 treasury shares."

Following amortisation of the abovementioned shares, the share capital of the company will be NOK 164.690.217 divided into 164.690.217 shares, each with a par value of NOK 1.00.

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding amendment of §4 of the by-laws of the company accordingly, to read as follows:

"The share capital is NOK 164.690.217 divided into 164.690.217 shares, each with a par value of NOK 1.00. The shares of the company shall be registered in Verdipapirsentralen."

6. Withdrawal of unused authorisation to acquire treasury shares. New authorisation regarding acquisition of treasury shares

Based on the proposal from the board of directors, the general meeting passed the following resolution regarding a revocation of unused authorisation to acquire treasury shares and issuing of a new authorisation to acquire treasury shares as follows:

"The existing authorisation to acquire treasury shares, issued 3 May 2006 is withdrawn. The withdrawal shall be effective from the time the new authorisation according to this resolution is registered. The board of directors is given a new authorisation to acquire treasury shares. The authorisation shall be valid until 19 June 2008 however not longer than until the ordinary general meeting 2008 if this is held before 19 June 2008. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 200 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group or to be used in connection with mergers with or acquisitions of companies or businesses."

***

Jan Chr. Opsahl informed that the Board Member Rune Bjerke will resign from the assignment, as he from 1 January 2007 has accepted the position as President and CEO of DnBNOR, and consequently is prevented according to "Forretningsbansloven" §10 from having the position as board member due to Tomra being a customer of DnBNOR.

The Tomra Nomination committee has started the process of find Rune Bjerkes successor.

***

There were no further items on the agenda and the general meeting was adjourned.

Asker, 19 December 2006

(sign.) Jan Chr. Opsahl	(sign.) Jon Andreas Stenslet

18.12.06 13:12 Marked=OB **TOM FINANCIAL CALENDAR 2007** finansiell kalender

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13 February 2007: FY 2006 Results
17 April 2007: Results 1Q 2007
17 April 2007: Annual General Meeting
12 July 2007: Results 2Q 2007
16 October 2007: Results 3Q 2007

All dates are tentative and subject to changes.

Asker, 18 Dec 2006
Tomra Systems ASA

15.12.06 08:34 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 122,000 own shares at an average price of NOK 44.13 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,951,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 14 December 2006
Tomra Systems ASA

14.12.06 08:17 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 50,000 own shares at an average price of NOK 43.56 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,829,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 13 December 2006
Tomra Systems ASA

20.11.06 07:42 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

Tomra Systems ASA has today purchased 160,000 own shares at an average price of NOK 44.03 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,904,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 17. November 2006
Tomra Systems ASA

21.11.06 08:40 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 94,000 own shares at an average price of NOK 43.92 per share at Oslo Stock Exchange. After this transaction Tomra holds 6,998,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 20. November 2006
Tomra Systems ASA

22.11.06 08:02 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 44.06 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,093,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 21. November 2006
Tomra Systems ASA

23.11.06 07:48 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 153,000 own shares at an average price of NOK 44.46 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,246,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 22. November 2006
Tomra Systems ASA

24.11.06 07:51 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 102,600 own shares at an average price of NOK 44.21 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,349,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23. November 2006
Tomra Systems ASA

27.11.06 07:39 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 170,000 own shares at an average price of NOK 43.43 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,519,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 24. November 2006
Tomra Systems ASA

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 25 Fra: 04.12.2
Meldingstype: MELDEPLIKTIG HANDEL Til: 04.12.2

29.11.06 07:34 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 234,000 own shares at an average price of NOK 43.32 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,753,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 28. November 2006
Tomra Systems ASA

30.11.06 08:02 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 131,000 own shares at an average price of NOK 43.69 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,884,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 29 November 2006
Tomra Systems ASA

01.12.06 07:42 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 330,000 own shares at an average price of NOK 43.69 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,214,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 30 November 2006
Tomra Systems ASA

04.12.06 07:46 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 43.44 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,309,247 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 1 December 2006
Tomra Systems ASA

05.12.06 07:33 Marked=OB TOM **NOTICE OF EXTRAORDINARY SHAREHOLDERS MEETING** generalforsamlingsinfo 396K

An extraordinary shareholders meeting of Tomra Systems ASA will be held Tuesday 19th December 2006 at 1.00 PM CET.

On the agenda:
- Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws
- Withdrawal of unused authorisation to acquire treasury shares. New authorisation regarding authorisation to acquire treasury shares

Complete notice is attached.

Contact person: CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 4 December 2006
Tomra Systems ASA

TOMRA

NOTICE OF

EXTRAORDINARY GENERAL

MEETING IN

TOMRA SYSTEMS ASA

Notice is hereby given by the board of directors for an extraordinary general meeting in Tomra Systems ASA on

19 December 2006 at 1300h at the offices of the company at Drengsrudhagen 2, Asker, Norway.

The following issues will be considered:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders

2. Election of the chairman of the meeting

3. Election of one person to sign the minutes together with the chairman of the meeting

4. Approval of the notice of the meeting and the agenda

5. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws

6. Withdrawal of unused authorisation to acquire treasury shares. New authorisation regarding authorisation to acquire treasury shares

ATTENDANCE FORM

Must be received by DnB NOR Bank ASA on Friday 15 December 2006 at 4:00 p.m. at the latest. Postal address:
DnB NOR Bank ASA, Verdipapirservice, N-0021 Oslo, alternatively on telefax +47 22 48 11 71. Registration may also be made via the company's homepage http://www.tomra.com on the Investor Relations pages (may not be used for proxies).

4 December 2006

TOMRA SYSTEMS ASA
The board of directors

TOMRA SYSTEMS ASA Drengsrudhagen 2, P.O. Box 278, NO-1372 Asker, Norway. Telephone: +47 66 79 91 00 Fax: +47 66 79 91 11
Enterprise no: NO 927 124 238 VAT

Enclosure to notice of extraordinary general meeting in Tomra Systems ASA

5. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws

On the ordinary general meeting 3 May 2006, the board of directors was given an authorisation to acquire up to 10,000,000 treasury shares. The company has in accordance therewith as of 30 November 2006 acquired 8,342,700 shares and disposed of 128,453 shares. The board of directors proposes that the share capital is reduced by amortisation of treasury shares as of 30 November 2006, including additional treasury shares being acquired up to the day of the extraordinary general meeting, so that the possibility of acquisitions of further treasury shares is increased. The board of directors also proposes in matter 6 that it is given a new authorisation to acquire treasury shares.

The auditor has confirmed that after the reduction there is coverage for the company's restricted equity; cf. the Norwegian Public Limited Companies Act (allmennaksjeloven) article 12-2. The confirmation is attached. If the reduction of the share capital shall include additional treasury shares being acquired up to the day of the extraordinary general meeting, a new confirmation will be obtained and presented.

The board therefore proposes that the general meeting passes the following resolution:

"The share capital of the company is to be reduced by NOK [8,214,247+ the face value of additional treasury shares being acquired within the day of the extraordinary general meeting] by amortisation of the [8,214,247+ the number of additional treasury shares being acquired within the day of the extraordinary general meeting."

Following amortisation of the abovementioned shares, the share capital of the company will be NOK 165,427,617 divided into 165,427,617 shares (possibly adjusted accordingly to treasury shares which have been acquired up to the day of extraordinary general meeting), each with a par value of NOK 1.00. The board of directors proposes that the general meeting passes a resolution to amend §4 of the by-laws of the company accordingly, to read as follows (possible adjusted accordingly to treasury shares which have been acquired up to the day of the extraordinary general meeting):

"§ 4

The share capital is NOK [173.641.864 – (8,214,247 + the face value of additional treasury shares being acquired within the day of the extraordinary general meeting)] divided into [173.641.864 – (8,214,247 + the number of additional treasury shares being acquired within the day of the extraordinary general meeting)] shares, each with a par value of NOK 1.00. The shares of the company shall be registered in Verdipapirsentralen."

6. Withdrawal of unused authorisation to acquire treasury shares. New authorisation regarding acquisition of treasury shares

On the ordinary general meeting 3 May 2006, the board of directors was given an authorisation to acquire up to 10,000,000 treasury shares. The board proposes to withdraw the authorisation to the extent it is unused and that the general meeting issues a new authorisation.

The solidity and liquidity of Tomra Systems ASA is good and the board of directors finds that the financial capacity is sufficient to implement the company's plans and strategies. In order to secure flexibility regarding adjustment of the capital structure of the company, the board of directors wishes a new authorisation to acquire up to 10,000,000 treasury shares. The board of directors wishes to utilise treasury shares in connection with mergers with or acquisitions of companies or businesses.

Tomra has previously had an option programme for its employees. The option programme is no longer active, but some employees still hold options yet not exercised. Hence, the board of directors wishes to also use treasury shares in this connection.

Treasury shares which are not used to perform the company's obligations under outstanding options or in connection with mergers with or acquisitions of companies or businesses shall be amortised through subsequent share capital reductions.

Based on this, the board of directors proposes that the general meeting passes the following resolution regarding a revocation of unused authorisation to acquire treasury shares and issuing of a new authorisation to acquire treasury shares as follows:

> *"The existing authorisation to acquire treasury shares, issued 3 May 2006 is withdrawn. The withdrawal shall be effective from the time the new authorisation according to this resolution is registered. The board of directors is given a new authorisation to acquire treasury shares. The authorisation shall be valid until 19 June 2008 however not longer than until the ordinary general meeting 2008 if this is held before 19 June 2008. The highest nominal value of the shares which the company altogether may acquire is NOK 10,000,000. Acquisition of treasury shares shall be executed over the stock exchange within a normal spread and the company shall pay a consideration of minimum NOK 20 and maximum NOK 200 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group or to be used in connection with mergers with or acquisitions of companies or businesses."*

KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 21 09 21 09
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Til generalforsamlingen i Tomra Systems ASA

Bekreftelse ved kapitalnedsetting i Tomra Systems ASA

Vi bekrefter at det etter kapitalnedsetting i Tomra Systems ASA med kr 8.214.247 fra kr 173.641.864, til kr 165.427.617, er dekning for den gjenværende aksjekapital og bunden egenkapital forøvrig.

Oslo, 1. desember 2006
KPMG AS

Henning Aass
Statsautorisert revisor

05.12.06 08:12 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 102,400 own shares at an average price of NOK 43.08 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,411,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 4 December 2006
Tomra Systems ASA

06.12.06 07:45 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 145,000 own shares at an average price of NOK 43.27 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,556,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 5 December 2006
Tomra Systems ASA

07.12.06 07:55 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 116,000 own shares at an average price of NOK 43.03 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,672,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 6 December 2006
Tomra Systems ASA

08.12.06 08:08 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 107,000 own shares at an average price of NOK 43.73 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,779,647 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01.

Asker, 7 December 2006
Tomra Systems ASA